PIONEER MID-CAP FUND
9/30/00 NSAR-B

Sub-Item 77C:

(a) The registrant held a special meeting of shareholders on Monday, September 11, 2000.

(b) Omitted pursuant to Instruction 2 of Sub-Item 77C.

(c) Proposal 1 from the registrant's definitive proxy statement filed electronically with the Commission on July 24, 2000 (Accession No. 0000069405-00-000008) is incorporated herein by reference in response to this sub-item. The results of shareholder voting on Proposal 1 under the caption "Results of Shareowner Meeting" from the registrant's September 30, 2000 annual report to shareholders filed electronically with the Commission on November 14, 2000 (Accession No. 0000706155-00-000008) are also incorporated herein by reference in response to this sub-item.

(d) None.